

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

> **Re: Siebert Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 13, 2018**
> **File No. 000-05703**

Dear Mr. Reich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services